Exhibit 99.1(a)

APPENDIX A

          The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about ECI. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ECI, Purchaser or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ECI’s public disclosures.

AGREEMENT AND PLAN OF MERGER

by and among

EPSILON 1 LTD.

EPSILON 3 LTD.

and

ECI TELECOM LTD.

Dated as of July 1, 2007

A-i

TABLE OF CONTENTS
(continued)

A-ii

TABLE OF CONTENTS
(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2007, by and among EPSILON 1 LTD., an Israeli company (“Purchaser”), EPSILON 3 LTD., an Israeli company and an indirect wholly owned subsidiary of Purchaser (“Merger Sub”), and ECI TELECOM LTD., an Israeli company (the “Company”). Purchaser, Merger Sub and the Company are each referred to herein as a “Party”, and collectively as the “Parties”.

RECITALS

A.

The Parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999, of the State of Israel (the “Companies Law”), following which, Merger Sub will cease to exist, the Company will become an indirect wholly owned Subsidiary of Purchaser, and the Company Shares will be exchanged for the right to be paid the Merger Consideration.

B.

The board of directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

C.

The board of directors of each of Purchaser and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions. Simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

D.

Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of Purchaser’s willingness to enter into this Agreement: (i) the shareholders of the Company identified in Schedule A are entering into voting undertakings in the form attached hereto as Exhibit A (the “Voting Undertakings”) and (ii) each of the directors of the Company set forth on Schedule B hereto is executing a resignation letter in substantially the form attached as Exhibit B hereto, the effectiveness of which is conditioned on the consummation of the Merger.

E.

Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of the Company’s willingness to enter into this Agreement, certain of the investors set forth in Section E of the Purchaser Disclosure Schedule (the “Investors”), each an Affiliate of Purchaser and Merger Sub, have entered into a Limited Guarantee, dated as of the date hereof, in favor of the Company with respect to certain obligations of Purchaser and Merger Sub under this Agreement (the “Guarantees”).

          NOW, THEREFORE, in consideration of the forgoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

                    Section 1.1          Definitions.

          As used in this Agreement, the following terms shall have the following meanings:

          “102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Taxing Authority, with respect to Company 102 Securities.

          “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

          “Agreement” means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

          “Articles of Association” mans the articles of associations of the Company as of the date hereof.

          “Board of Directors” means the board of directors of the Company.

          “Business Day” means any day other than Friday, Saturday or any other day on which banks are legally permitted to be closed in Israel.

          “Code” means the U.S. Internal Revenue Code of 1986, as amended.

          “Company 102 Securities” means (i) Company Share Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, (ii) Company Shares issued upon the exercise of any such Company Shares Options and held by the 102 Trustee pursuant to the Ordinance and (iii) Restricted Company Shares.

          “Company Employee Plan” means each material plan, program, policy, contract, agreement or other arrangement, other than an Employment Agreement, providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including each “employee benefit plan”, within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation including each International Employee Plan.

          “Company Intellectual Property Rights” means any Intellectual Property Rights, including Registered Intellectual Property Rights, that are owned or used by the Company or any of its Subsidiaries.

          “Company-Owned Intellectual Property Rights” means any Intellectual Property Rights, including Registered Intellectual Property Rights, that are owned by the Company or any of its Subsidiaries.

          “Company Product” means any product or service of the Company or any of its Subsidiaries currently being marketed, sold or licensed by the Company or any of its Subsidiaries.

          “Company Shares” means ordinary shares, NIS 0.12 par value per share, of the Company.

          “Confidentiality Agreement” means the confidentiality agreement entered into in connection with the Transactions.

          “Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, arrangement, commitment, undertaking, obligation or understanding of any nature.

          “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

          “Employee” means any current employee, consultant or director of the Company or any ERISA Affiliate.

          “Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, collective agreement or arrangement or other Contract between the Company or any ERISA Affiliate and any Employee.

          “Encumbrances” means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means any Subsidiary of the Company or other Person or entity under common Control with the Company or any Subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

          “Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

          “GAAP” means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

          “Intellectual Property” means any or all of the following: (i) works of authorship including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, schematics, layouts, data and mask works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; and (vii) methods and processes and software tools.

          “Intellectual Property Rights” means any and all worldwide, common law and/or statutory rights in or arising out of: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent rights anywhere in the world in inventions and discoveries including invention disclosures (“Patents”); (ii) all trade secrets and other proprietary rights in know-how and confidential or proprietary information, in each case excluding any rights in respect of any of the foregoing that are protected by Patents; (iii) all copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor (“Copyrights”); (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”); all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (v) all “moral” rights of authors and inventors, however denominated throughout the world; and (vi) any corresponding or equivalent rights to any of the foregoing.

          “International Employee Plan” means each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States. This shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963 (“Severance Pay Law”).

          “Knowledge” means the actual knowledge after reasonable inquiry of the following officers of the Company or Purchaser, as the case may be, as to (i) the Company, those executive officers set forth in Section 1.1 of the Company Disclosure Schedule and (ii) Purchaser, those executive officers set forth in Section 1.1 of the Purchaser Disclosure Schedule.

          “Laws” shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

          “Legal Requirements” means any Israeli or U.S. federal or state law, or material local or municipal law, or foreign or other law, statute, constitution, ordinance, code, edict, decree, judgment, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of a Governmental Authority.

          “Material Adverse Effect” means any change, event or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole, other than changes, events, occurrences or effects relating to or arising from: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Company or its Subsidiaries conduct a material portion of its business, except to the extent such changes affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other companies or businesses operating in any such country or region in the technology sector, (ii) any events, circumstances, changes or effects that affect the industries in which the Company or its Subsidiaries operates, except to the extent such events, circumstances, changes or effects affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in the industry, (iii) any changes in Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or changes in GAAP, in each case, occurring after the date of this Agreement, (iv) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its material Subsidiaries), (v) the negotiation, announcement or performance of this Agreement and the Transactions (including without limitation the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, employees or venture partners) or any action taken by the Company at the written request of or with the written consent of Purchaser, (vi) any decline in the market price or decrease or increase in the trading volume of Company Shares, (vii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period and (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement, the Merger or the other Transaction, or the approval thereof (for the avoidance of doubt, the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of such failure is a Material Adverse Effect).

          “Memorandum of Association” means the memorandum of association of the Company as of the date hereof.

          “Nasdaq” means The Nasdaq Global Market, a.k.a. the Nasdaq Stock Market.

          “Permitted Encumbrance” shall mean (i) any statutory Encumbrance for Taxes not yet due or the amount of validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents filed prior to the date hereof, (iii) such non-monetary Liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Encumbrances disclosed on existing title reports or existing surveys, (v) Encumbrances under applicable securities Laws, and (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Encumbrances, incurred in the ordinary course of business.

          “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

          “Registered Intellectual Property Rights” means all United States, international and foreign: (A) issued Patents, including pending applications therefor; (B) registered Trademarks and pending applications to register Trademarks, including intent-to-use applications; (C) Copyright registrations and pending applications to register Copyrights; and (D) URL registrations and pending applications to register URLs.

          “Restricted Company Shares” means restricted Company Shares issued under the Company’s Employee Restricted Share Incentive Plan 2005 pursuant to Section 102(b)(2) of the Ordinance and held by the 102 Trustee pursuant thereto.

          “Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended.

          “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

          “Tax” or, collectively, “Taxes”, means: (i) any and all United States, federal, provincial, state, local, Israeli and other foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local Legal Requirements).

          “Total Common Merger Consideration” shall mean the product of (x) the number of Company Shares issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a) and other than Restricted Company Shares addressed in Section 3.3(b)) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

                    Section 1.2          Other Terms.

          Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Trust Period	6.10 (b)(ii)
Acquisition Proposal	6.5 (h)
Aggregate Merger Consideration	3.2 (a)
Antitrust Requirements	4.4(a)
Approved Enterprise	4.12(d)
Book-Entry Share	3.1 (c)
Break-Up Fee	8.3 (b)
Certificates	3.1 (c)
Change of Recommendation	6.5 (e)
Closing	2.2
Closing Date	2.2
Companies Law	Recitals
Companies Registrar	2.3
Company	Preamble
Company Acquisition Agreement:	6.5 (e)
Company Charter Documents	4.1
Company Contract	4.9 (b)
Company Disclosure Schedule	Articles IV
Company Employees	6.14 (a)
Company General Meeting	8.3 (c)
Company Permits	4.11
Company SEC Documents	4.5 (a)
Company Share Option	3.3 (a)
Company Shareholder Approval	4.3
Company Shareholders’ Meeting	6.7
Copyrights	1.1
Debt Commitment Letters	5.8

Defined Term	Section

Debt Financing	5.8
Effective Time	2.3
End Date	8.1 (b)
Environmental Law	4.14 (b)
Equity Commitment Letters	5.8
Equity Financing	5.8
Exchange Fund	3.2 (a)
Excluded Party	6.5 (b)
Excluded Party Break-Up Fee	8.3(b)
Financing	5.8
Financing Agreements	6.4 (d)
Financing Commitments	5.8
Governmental Authority	4.4 (a)
Governmental Consents	4.4 (a)
Grants	4.22
Guarantees	Recitals
Hazardous Substance	4.14 (c)
ILA	4.4 (a)
Indemnitee	6.11
Investment Center	4.4 (a)
Investors	Recitals
IRS	4.8 (b)
Israeli Employees	4.8 (i)
Israeli Options Tax Ruling	6.10
Israeli Withholding Tax Ruling	6.10 (b)
Leased Property	4.13 (b)
Merger	Recitals
Merger Certificate	2.3
Merger Consideration	3.1 (b)
Merger Proposal	6.6 (a)
Merger Sub	Preamble
New Plans	6.14(c)
Notice Period	6.5 (e)
OCS	4.4 (a)
Option Cash Payment	3.3
Option Schedule	3.3 (b)
Ordinance	3.6
Party	Preamble
Patents	1.1
Paying Agent	3.2 (a)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article V
Purchaser Expense Reimbursement	8.3 (c)
Purchaser Liquidated Damages	8.3 (e)
Qualifying Transaction	8.3 (b)
Real Estate Assets	6.13 (c)
Recommendation	4.20
Representatives	6.4 (a)
Restraints	7.1 (e)

Defined Term	Section

Restricted Company Share Cash Payment	3.3 (a)
Returns	4.12 (a)
Sarbanes-Oxley Act	4.5 (a)
SEC	Article IV
Severance Pay Law	1.1
Solicitation Period End Date	6.5
Substantial Creditors	6.6 (b)
Superior Proposal	6.5 (h)
Superior Proposal Information	6.5(e)
Superior Termination	6.5 (e)
Surviving Corporation	2.1
Surviving Corporation Articles	2.4 (c)
Tail Policy	6.11 (b)
Total Cash Payments	3.3
Total Options Cash Payments	3.3
Trademarks	1.1
Transactions	Recitals
URLs	1.1
Va’ad Ovdim	6.6 (b)
Voting Undertakings	Recitals
Withholding Tax Extension	6.10 (b)

ARTICLE II

THE MERGER

                    Section 2.1          The Merger.

          Subject to the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), the separate corporate existence of Merger Sub shall thereupon cease, the Company shall continue as the surviving company (sometimes hereinafter referred to as the “Surviving Corporation”), the Surviving Corporation shall continue to be governed by Israeli law and shall become an indirect wholly owned Subsidiary of Purchaser and shall succeed to and assume all rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the Companies Law (other than as contemplated by this Agreement and the related Transactions).

                    Section 2.2          Closing.

          Unless otherwise mutually agreed to in writing between the Parties, the closing of the Merger and the other Transactions (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Yossi Avraham, Arad & Co., The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, at a time and date to be designated by the Parties which shall be no later than the second business day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

                    Section 2.3          Effective Time.

          As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Purchaser shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing in which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served with the Companies Registrar. The Merger shall become effective upon issuance of the Merger Certificate by the Companies Registrar (the “Effective Time”).

                    Section 2.4          Effect of Merger.

          At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Purchaser, Merger Sub, the Company or any shareholder of the Company, the following shall occur:

                    (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation;

                    (b) all of the rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation;

                    (c) the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Corporation (the “Surviving Corporation Articles”), until duly amended as provided therein or by applicable Law; and

                    (d) the current officers of the Company shall remain the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their removal or resignation in accordance with the Surviving Corporation Articles.

                    Section 2.5          Directors.

          The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until their resignation or removal (as the case may be) in accordance with the Surviving Corporation Articles.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; PAYMENT

                    Section 3.1          Effect on Share Capital.

          At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

                    (a) Cancellation of Company Securities. Each of the Company Shares held by the Company as dormant shares or held by Purchaser or Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

                    (b) Conversion of Company Securities. Except as otherwise provided in this Agreement, and except for Restricted Company Shares, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a) hereof) shall be automatically converted into the right to receive $10.00 in cash, without interest (the “Merger Consideration”). All Company Share Options and Restricted Company Shares shall be treated in accordance with Section 3.3 hereof.

                    (c) Each Company Share to be converted into the right to receive the applicable merger consideration as provided in Section 3.1(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2 of this Agreement, the applicable Merger Consideration, without interest thereon.

                    (d) Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value of NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become fully paid ordinary shares, par value NIS 0.12 per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

                    (e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the applicable Merger Consideration as provided in Section 3.1(b) shall be equitably adjusted to reflect such change; provided that in no event shall the Aggregate Common Merger Consideration increase as a result of such change.

                    Section 3.2          Exchange of Certificates.

                    (a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Purchaser shall designate a paying agent based in the United States (the “Paying Agent”) reasonably acceptable to the Company for the payment of the applicable merger consideration as provided in Section 3.1(b). Immediately following the issuance of the Merger Certificate by the Companies Registrar, Purchaser shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares, Company Share Options and Restricted Company Shares, cash constituting an amount equal to (i) the sum of the Total Common Merger Consideration plus (ii) the Total Cash Payments (the “Aggregate Merger Consideration”, and such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, Purchaser shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Company Share Options and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

                    Section 3.2          Exchange of Certificates.

                    (a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Purchaser shall designate a paying agent based in the United States (the “Paying Agent”) reasonably acceptable to the Company for the payment of the applicable merger consideration as provided in Section 3.1(b). Immediately following the issuance of the Merger Certificate by the Companies Registrar, Purchaser shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares, Company Share Options and Restricted Company Shares, cash constituting an amount equal to (i) the sum of the Total Common Merger Consideration plus (ii) the Total Cash Payments (the “Aggregate Merger Consideration”, and such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, Purchaser shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Company Share Options and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

                    (b) As promptly as practicable following the Effective Time and in any event not later than the second business day thereafter, the Surviving Corporation shall cause the Paying Agent to mail or otherwise transmit (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding Company Shares (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Purchaser and the Company may reasonably specify, (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the applicable Merger Consideration into which the number of Company Shares previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the applicable merger consideration in exchange therefor collected, by hand delivery) and (z) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli Tax purposes.

                    (c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the applicable Merger Consideration.

                    (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Share Options for twelve (12) months after the Effective Time shall be delivered to Purchaser, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Purchaser, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

                    (e) No Liability. None of Purchaser, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Purchaser, free and clear of all claims, rights or interest of any Person previously entitled thereto.

                    (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Purchaser or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Purchaser or the Paying Agent from making the payments required by this Article III, and following any losses Purchaser shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Shares and Company Share Options in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Purchaser, as Purchaser directs.

                    Section 3.3          Stock Options; Restricted Company Shares.

                    (a) As of the Effective Time, (x) each option to purchase Company Shares (each a “Company Share Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be cancelled, by virtue of the Merger and without any action on the part of any holder of any Company Share Option, in consideration for the right to receive (in accordance with and subject to the Israeli Options Tax Ruling, if applicable), as promptly as practicable following the Effective Time (and in any event no later than the second Business Day thereafter), an amount in cash equal to the product of (A) the number of Company Shares previously subject to such Company Share Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Company Share previously subject to such Company Share Option, less any required withholding Taxes (the “Option Cash Payment” and the sum of all such payments, the “Total Option Cash Payments”) and (y) the vesting of each Restricted Company Share that is outstanding shall automatically accelerate and such Restricted Company Share shall be automatically converted into the right to receive the Merger Consideration (the “Restricted Company Share Cash Payment”; the sum of all such payments, together with the Total Option Cash Payments, the “Total Cash Payments”). As of the Effective Time, all Company Share Options and Restricted Company Shares shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Share Option or Restricted Company Share shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment or Restricted Company Share Cash Payment, as applicable. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3, including providing holders of Company Share Options and Restricted Company Shares with notice of their rights with respect to any such Company Share Options and Restricted Company Shares as provided herein

                    (b) As promptly as practicable following the Effective Time and in any event not later than the second business day thereafter, the Paying Agent shall transfer to the account designated by the plan administrator under the applicable plan the portion of the Total Cash Payments to which holders of Company Share Options and Restricted Company Shares (other than Company 102 Securities) are entitled to receive pursuant to Section 3.3. As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Corporation, shall pay to each holder of a Company Share Option and Restricted Company Share (other than holders of Company 102 Securities) the amounts contemplated by Section 3.3, less applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by Purchaser and the Company on or prior to the Closing Date, which schedule shall be in a form reasonably satisfactory to Purchaser (the “Option Schedule”), shall be delivered by the Paying Agent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Legal Requirements (including, without limitation, the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect to Company 102 Securities and with such procedures as may be required by the Israeli Options Tax Ruling, if obtained.

                    Section 3.4          Lost Certificates

          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable merger consideration to which the holder thereof is entitled pursuant to this Article III.

                    Section 3.5          Transfers; No Further Ownership Rights.

          After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time. If valid Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the applicable merger consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

                    Section 3.6          Withholding Tax.

          Each of Purchaser, the Surviving Corporation, the 102 Trustee, the Paying Agent and Subsidiaries of the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Company Share Options the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”), or any other applicable state, local, Israeli or foreign Tax law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling; (ii) in the event a Withholding Tax Extension is obtained, the parties shall fully comply with the provisions of any such Withholding Tax Extension; and (iii) in the event any holder of record of Company Shares or Book-Entry Shares provides Purchaser or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration in a form reasonably satisfactory to Purchaser, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Shares shall be made only in accordance with the provisions of such approval. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation, the 102 Trustee, applicable plan administrator or Purchaser, as the case may be, such withheld amounts (i) shall be remitted by Purchaser, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by the Purchaser, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as the case may be

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to Purchaser and Merger Sub that, except (i) other than in the case of the representations and warranties set forth in Section 4.2(a), as set forth in the Company SEC Documents filed with or furnished to the Securities and Exchange Commission (the “SEC”) and publicly available prior to the date of this Agreement or (ii) as set forth in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Purchaser prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

                    Section 4.1          Organization; Qualification.

                    (a) The Company and each of its Subsidiaries is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company has made available to Purchaser true and complete copies of its Memorandum of Association and Articles of Association (together, the “Company Charter Documents”) and the certificate of incorporation and bylaws (or similar organizational documents) of each of its Subsidiaries other than those Subsidiaries described on Section 4.2(c) of the Company Disclosure Schedule.

                    (b) The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

                    Section 4.2          Capitalization.

                    (a) The authorized share capital of the Company consists of 200,000,000 Company Shares. At the close of business on June 17, 2007, (i) 120,160,650 (excluding 33,965 treasury shares) Company Shares were issued and outstanding and (ii) 12,107,571 Company Shares were issuable upon the exercise of Company Share Options to purchase Shares under the Company Option Plans. All outstanding shares of capital stock of Company have been duly authorized and validly issued and are fully paid and nonassessable, and have not been issued in violation of any preemptive or similar rights. Except as set forth above in this Section 4.2(a), and for changes since such date resulting from the exercise of Company Options outstanding on such date in accordance with their terms, there are no outstanding (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or other securities of the Company or (z) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any Person or entity the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company. There are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company’s Subsidiaries or to vote or to dispose of any shares of the capital stock of the Company or any of the Company’s Subsidiaries.

                    (b) Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Option, the holder thereof, the number of Company Shares issuable thereunder and the exercise price thereof. Neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any individual or entity.

                    (c) Section 4.2(c) of the Company Disclosure Schedule lists each Subsidiary of the Company and the capitalization of each such Subsidiary. All the outstanding shares of capital stock (or other securities having by their terms voting power to elect a majority of directors or others performing similar functions) of each such Subsidiary are owned by the Company, by another wholly owned Subsidiary of the Company or by the Company and another wholly owned Subsidiary of the Company, free and clear of all Encumbrances (other than Encumbrances under applicable securities Laws), and are duly authorized, validly issued, fully paid and nonassessable. There are no (i) securities convertible into or exchangeable for shares of capital stock or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any entity. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

                    Section 4.3          Authority.

          The Company has requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other Transactions have been duly authorized by necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the other Transactions, other than, assuming the accuracy of the representations set forth in Section 5.5 below, the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

                    Section 4.4          Consents and Approvals; No Violations; Voting.

                    (a)      The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign or domestic governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, “Governmental Authority”) other than (i) the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor (“OCS”) to the change in ownership of the Company to be effected by the Merger, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry & Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger, (iv) compliance with the rules and regulations of Nasdaq, (v) the approval of the Israeli Land Administration (the “ILA”) to the change in ownership of the Company to be effected by the Merger, pursuant to the lease agreements of the Company with the ILA, (vi) obtaining the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling, (vii) notices to, and approvals from, the Israeli Ministry of Defense, (viii) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority under applicable U.S. or foreign competition, antitrust, merger control or investment Laws (“Antitrust Requirements”), (ix) those set forth on Section 4.4 of the Company Disclosure Schedule (clauses (i) through (ix), collectively, the “Governmental Consents”) and (x) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action would not have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary of the Company is required to make any independent filings with the SEC, the Nasdaq or any stock exchange

                    (b)      The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) conflict with or result in any breach of any provision of the Company Charter Documents or any similar organizational documents of any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, lease, license, permit, concession, franchise, purchase order, sales order contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any statute, law, ordinance, rule or regulation of any Governmental Authority applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii) or (iii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have a Material Adverse Effect.

                    (c)      Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of the holders of 75% of the Company Shares present and voting at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the other Transactions (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries which is necessary to approve this Agreement, the Merger and the other Transactions.

                    Section 4.5          SEC Reports and Financial Statements.

                    (a)      The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2005 (collectively, the “Company SEC Documents”). The Company SEC Documents, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC thereunder.

                    (b)      As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.

                    (c)      The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

                    (d)      Except (a) as reflected or reserved against in the Company’s financial statements (as restated, or the notes thereto) included in the Company SEC Documents filed with or furnished to the SEC and publicly available prior to the date of this Agreement, (b) liabilities or obligations incurred in the ordinary course of business since the date of such financial statements, (c) liabilities permitted or contemplated by this Agreement in connection with the Merger and the other Transactions, and (d) except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

                    Section 4.6          Absence of Certain Changes or Events.

          Since December 31, 2006 through the date of this Agreement (a) except for the Merger and the other Transactions the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, and (b) there has not been any Material Adverse Effect.

                    Section 4.7          Information Supplied.

          None of the information supplied by the Company for inclusion or incorporation by reference in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meetings at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting in connection with the Transactions will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Purchaser or Merger Sub in writing for inclusion in any such document.

                    Section 4.8          Employee Matters and Benefit Plans.

                    (a)      Section 4.8(a)(i) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each material Company Employee Plan other than legally-mandated plans, programs and arrangements, and Section 4.8(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Employment Agreement with Employees with the title of vice president or higher. Other than as set forth in Section 6.2, the Company does not have any plan or commitment to establish any new Company Employee Plan or Employment Agreement, to modify any Company Employee Plan or Employment Agreement (except to the extent required by Legal Requirement or to conform any such Company Employee Plan or Employment Agreement to the requirements of any applicable Legal Requirement, in each case as previously disclosed to Purchaser in writing or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement. Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate is obligated to provide an Employee with any compensation or benefits pursuant to an agreement with a former employer of such Employee.

                    (b)      The Company has provided or made available to Purchaser copies of: (i) all documents reflecting the material terms of each Company Employee Plan and each Employment Agreement including all amendments thereto and all related documents, including, in the case of share option plans, the form of all share option agreements evidencing any outstanding Company Share Options; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan or any International Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, with respect to each Company Employee Plan; (v) all determination, opinion, notification and advisory letters from the United States Internal Revenue Service (the “IRS”); (vi) all written communications material to the Company and its Subsidiaries since January 1, 2005 relating to any Company Employee Plan; (vii) all material correspondence since January 1, 2005 to or from any Governmental Authority relating to any Company Employee Plan; (viii) all prospectuses prepared in connection with each Company Employee Plan; and (ix) any approvals held by the Company or any ERISA Affiliate which enable it to employ foreign employees or employees from “territories” currently administered by Israel. Neither the Company nor any ERISA Affiliate (x) has ever sponsored or contributed to a plan intended to be governed by Section 401(k) of the Code, or (y) within the six years preceding the date of this Agreement, sponsored or contributed to a plan intended to be qualified under Section 401 of the Code.

                    (c)      The Company or the applicable ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no Knowledge of any material default or violation by any other party to each Company Employee Plan and Employment Agreement, and each Company Employee Plan and Employment Agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Legal Requirements, including ERISA and the Code. As of the date hereof, there are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against any Company Employee Plan or Employment Agreement or against the assets of any Company Employee Plan, except for claims for benefits in the ordinary course of business. As of the date hereof, there are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS, United States Department of Labor or any other Governmental Authority with respect to any Company Employee Plan.

                    (d)      Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any “multiemployer plan”, as defined in Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in ERISA or the Code), or any “funded welfare plan” within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status, except such events, conditions or circumstances which could be corrected without the Company incurring a material liability. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

                    (e)      No Company Employee Plan provides, or reflects or represents any liability material to the Company and its Subsidiaries taken as a whole to provide post-termination life, health or other welfare benefits to any Person for any reason, except as may be required by Section 601 through 608 of ERISA or other applicable statute.

                    (f)      The Company and each ERISA Affiliate: (i) is not liable for any arrears of wages or penalties with respect thereto, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Each current Employee who resides in the United States of America is an “at-will” employee.

                    (g)      As of the date hereof, no work stoppage or labor strike against the Company or any Subsidiary of the Company is pending, or to the Knowledge of the Company, threatened. The Company does not have Knowledge of any material activities or proceedings of any labor union to organize any Employees. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any Subsidiary of the Company is presently, nor has it been in the preceding five years, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any Subsidiary of the Company.

                    (h)      Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by Legal Requirements that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by Legal Requirement, or as disclosed in Section 4.8(h) of the Company Disclosure Schedule, no condition exists that would prevent the Surviving Corporation, its Subsidiaries or Purchaser from terminating or amending any International Employee Plan at any time for any reason without liability to the Surviving Corporation or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

                    (i)      Solely with respect to Employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Subsidiary of the Company is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, neither the Company nor any Subsidiary of the Company has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Subsidiary of the Company has or is subject to, and no Israeli Employee of the Company or any Subsidiary of the Company benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in Employment Agreements or applicable Legal Requirements, including such provisions that apply to Company Employees or any part thereof under any applicable collective agreement or arrangement, (iii) the Company’s or the applicable Subsidiary of the Company’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements, and (iv) the Company and the Subsidiaries of the Company are in compliance in all material respects with applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). The Company and its Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law. “Israeli Employee” shall not include consultants, sales agents and other independent contractors. All of the Israeli Employees are terminable by the Company on 60 days’ notice or less, subject to the provisions of any Legal Requirement, including such provisions that apply to Company Employees or any portion thereof under any applicable collective agreement or arrangement.

                    Section 4.9          Contracts.

                    (a)      As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts that are material to the Company and its Subsidiaries, taken as a whole:

                    (i)             any consulting or services Contract with any consultant (other than any Employment Agreement) that is not terminable by the Company upon 60 days’ notice or less or that provides for an annual salary in excess of $150,000;

                    (ii)            any Contract whereby the Company or any of its Subsidiaries has assumed any obligation of, or duty to warrant, indemnify, reimburse, hold harmless or guaranty any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries), other than any Contract entered into in connection with the sale or license of products or services, or Intellectual Property or Intellectual Property Rights related thereto, or any Contract entered into in the ordinary course of business consistent with past practice;

                    (iii)           any Contract containing any covenant limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights) or “most favored nation” status or limiting, in any material respect, the Company’s right to acquire material assets, securities or services of any third parties;

                    (iv)            any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company’s Subsidiaries;

                    (v)             any Contract with any third party to manufacture, reproduce, sell or distribute any Company Products, except (A) Contracts with manufacturers, distributors, customers or sales representatives in the ordinary course of business cancelable by the Company or the applicable Subsidiary without penalty upon 90 days’ notice or less and (B) purchase orders entered into in the ordinary course of business consistent with past practice;

                    (vi)          any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than trade payables or extensions of credit by or to the Company incurred in the ordinary course of business consistent with past practice, or any Contract under which the Company or any of its Subsidiaries acts as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation for borrowed money or other indebtedness of any Person (other than the Company or its Subsidiaries);

                    (vii)           any Contract that contains any put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets outside of the ordinary course of business;

(viii) any material settlement agreement under which the Company or any of its Subsidiaries has material ongoing obligations;

                    (ix)            any Contract under which the Company or any of its Subsidiaries has any liability for the payment of any material amount of Taxes as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity;

                    (x)             each real property lease and each lease for personal property in each case involving payments by the Company or any of its Subsidiaries in excess of $500,000 annually (including capitalized leases); and

                    (xi)            any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining payment obligations in excess of $1,000,000 over the term thereof, other than Contracts entered into in the ordinary course of business consistent with past practice.

                    (b)      Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to, any Contract required to be disclosed in Section 4.9 or 4.17 of the Company Disclosure Schedule (any such contract, a “Company Contract”), is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract. Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company’s Knowledge, the other parties thereto in accordance with its terms, except for such failures to be legal, valid and binding or to be enforceable as, individually or in the aggregate with similar failures, would not reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole. The Company has made available to the Purchaser true and complete copies of all Company Contracts that are in effect on the date of this Agreement.

                    Section 4.10        Litigation.

          As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending before any Governmental Authority or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries that seeks to restrain the consummation of the Merger or which could, if adversely determined, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, decree, injunction or settlement of or with any Governmental Authority that would have a Material Adverse Effect.

                    Section 4.11        Compliance with Applicable Law.

                    The Company and its Subsidiaries hold all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted and to own their assets and properties (the “Company Permits”), except for failures to hold such Company Permits that would not have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Material Adverse Effect. The businesses of the Company and its Subsidiaries have not been and are not being conducted in violation of any law except for violations that would not have a Material Adverse Effect.

                    Section 4.12        Taxes.

                    (a)      The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all material U.S. federal, state, local, Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects. The Company and each of its Subsidiaries have paid all material Taxes shown on such Returns that are due.

                    (b)      The Company and each of its Subsidiaries (i) has paid or accrued all material Taxes it is required to pay or accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all material Taxes and other material deductions required to be withheld and has, within the time and in the manner required by Legal Requirements, paid such withheld amounts to the proper governmental authorities.

                    (c)      No material Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any material Tax.

                    (d)      No audit or other examination of any material Return of the Company or any of its Subsidiaries is currently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination, nor is any Tax authority (including for these purposes the Investment Center with respect to the Company’s status as an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959) asserting in writing, or to the Company’s Knowledge, threatening in writing to assert, against the Company or any of its Subsidiaries any claim for material Taxes.

                    (e)      No material adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to material Taxes has been made within the last five years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns, that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction.

                    (f)      Neither the Company nor any of its Subsidiaries: (i) has ever been a member of an affiliated group filing a consolidated Return, (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes); or (iii) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, Israeli or other foreign Legal Requirements), as a transferee or successor, by contract or otherwise.

                    (g)      There are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

                    (h)      Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code: (i) in the two years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

                    (i)      The Company believes, after reasonable diligence and inquiry, that it qualifies as an Industrial Company according to the meaning of that term in The Law for the Encouragement of Industry (Taxes), 5729–1969, and, to the Company’s Knowledge, the consummation of the Merger will not have any material and adverse effect on such qualification as an Industrial Company.

                    (j)      (A) The Company has been granted “approved enterprises” status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959) in the tax exemption and grants routes. To the Company’s Knowledge, it is in compliance in all material respects with all terms and conditions stipulated by such law, regulations published thereunder and the instruments of approval for the specific investments in the “approved enterprise” and (B) each of the Company and its Subsidiaries is in compliance in all material respects with all terms and conditions of any ruling of any Tax authority that applies to the Company, the Surviving Corporation or any Subsidiary for any taxable period (or portion thereof) ending after the Closing Date.

                    (k)      Section 4.12(k) of the Company Disclosure Schedule lists each material Tax incentive, subsidy or benefit granted to or enjoyed by the Company and its Subsidiaries under the Legal Requirements of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied with all material Israeli Legal Requirements to be entitled to claim such incentives, subsidies or benefits. To the Company’s Knowledge, subject to receipt of the approval of the Investment Center and other Governmental Consents required as explicitly set forth herein, consummation of the Merger will not materially adversely affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or require any recapture of any previously claimed incentive, subsidy or benefit and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger in order to preserve the rights of the Surviving Corporation or its Subsidiaries to any such incentive, subsidy or benefit, other than such rights the scope of which depends on the identity of the beneficial owners of Purchaser.

                    Section 4.13        Property.

                    (a)      The Company and each of its Subsidiaries has marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except: (a) such Encumbrances or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby, and (b) Permitted Encumbrances. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property, Intellectual Property Rights or other intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries lease from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party (or any event which with notice or the lapse of time, or both, would constitute a default and in respect of which the Company or any of its Subsidiaries has not taken adequate measures to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole.

                    (b)      The Company is the lawful leaseholder (or is entitled to be registered as such with the Israeli Land Administration) of the real properties described in Section 4.13(b) of the Company Disclosure Schedule (the “Leased Property”). Section 4.13(b) of the Company Disclosure Schedule contains a list of the Leased Properties.

                    Section 4.14        Environmental.

                    (a)      Except as would not have a Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Laws, (ii) no material amount of Hazardous Substances are present at or have been disposed on or released or discharged from, onto or under any of the properties currently owned, leased, operated or otherwise used by the Company or its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), (iii) no material amount of Hazardous Substances was present at or disposed on or released or discharged from, onto or under any of the properties formerly owned, leased, operated or otherwise used by the Company or its Subsidiaries during the period of ownership, lease, operation or use by Company or its Subsidiaries, (iv) neither the Company nor any Subsidiary is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party, (v) neither the Company nor any Subsidiary has received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary is or may be in violation of or liable under any Environmental Law, and (vi) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other directive of any governmental authority or is subject to any indemnity agreement with any Person relating to Hazardous Substances.

                    (b)      As used herein, the term “Environmental Law” means any international, national, provincial, regional, federal, state, municipal or local law, regulation, order, judgment, decree, permit, authorization, opinion, common or decisional law (including, without limitation, principles of negligence and strict liability) or agency requirement relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health of human or other living organisms, including, without limitation, the manufacture, introduction into commerce, export, import, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

                    (c)      As used herein, the term “Hazardous Substance” means any element, compound, substance or other material (including any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance, or product) that is listed, classified or regulated pursuant to any Environmental Law, including, without limitation, any petroleum product, by-product or additive, asbestos, presumed asbestos-containing material, asbestos-containing material, medical waste, chlorofluorocarbon, hydrochlorofluorocarbon, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

                    Section 4.15        Insurance.

          Section 4.15 of the Company Disclosure Schedule sets forth list of all material insurance policies held by or on behalf of the Company or its Subsidiaries and a brief description of such policies, including the names of the insurers, the principal insured and each named insured, the policy number and period of coverage, the annual premiums and a brief description of the interests insured by such policies and the amount of any deductible. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule include all policies of insurance that are required by material commercial contracts relating to the Company or any of its Subsidiaries, in the amounts required under the respective contracts. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule are in full force and effect, all premiums due and payable thereon have been paid and no written notice of cancellation or termination has been received with respect to any such policy. The insurance policies referred to in this Section 4.15 will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the other Transactions.

                    Section 4.16        Intellectual Property.

                    (a)      Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all material Registered Intellectual Property Rights (other than trade secrets, know-how and goodwill attendant to Registered Intellectual Property Rights and other intellectual property rights not reducible to schedule form) owned by the Company or its Subsidiaries.

                    (b)      Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company or its Subsidiary, as applicable, is the sole and exclusive owner of the Company-Owned Intellectual Property Rights, free and clear of all Encumbrances other than Permitted Encumbrances.

                    (c)      Subject to Section 4.16(e) and except as would not be material to the Company and its Subsidiaries taken as a whole, (i) All Intellectual Property Rights in works of authorship and all other materials subject to copyright protection, including, the computer software, documentation, software design, technical and functional specifications, and in all other materials subject to copyright protection, (1) were either created by employees of the Company or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works of authorship have been legally and fully assigned and transferred to the Company or its Subsidiary, as applicable or (2) are licensed from third parties for use as currently used by the Company and its Subsidiaries, (ii) all Intellectual Property Rights in all inventions and discoveries, made, developed or conceived by any employee or independent contractor of the Company or of any of its Subsidiaries, within the scope of their employment (or other retention) by the Company or its Subsidiary, as applicable, and included in Company-Owned Intellectual Property Rights, or that are the subject of one or more issued letters patent or patent application and that are included in Company-Owned Intellectual Property Rights, have been assigned in writing to the Company or its Subsidiary, as applicable, to the extent that ownership of any such Intellectual Property Rights do not vest in the Company or its Subsidiary, as applicable, by operation of Law, and (iii) all employees and independent contractors of the Company and its Subsidiaries involved in material development activities have signed documents confirming that each of them will assign to the Company or its Subsidiary, as applicable, all Intellectual Property rights made, written, developed or conceived by them within the scope of their employment (or other retention) by the Company or its Subsidiary and that are included in the Company-Owned Intellectual Property Rights to the extent that ownership of any such Intellectual Property Rights does not vest in the Company or its Subsidiary, as applicable, by operation of Law.

                    (d)      Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries has taken reasonable precautions to protect the secrecy, confidentiality and value of such material know-how and/or trade secrets, and former and current employees, of the Company and its Subsidiaries have executed written agreements with the Company or one of its Subsidiaries designed to protect the confidentiality of the Company Intellectual Property Rights, and to the Company’s Knowledge, no employee of Company, the Company or its Subsidiaries is in violation or breach of any term of any such written agreements that would impair the Company Intellectual Property.

                    (e)       (i)(1) To the Company’s Knowledge, none of the Intellectual Property owned by the Company or any of its Subsidiaries, nor the conduct of their business, infringes upon or misappropriates the Intellectual Property Rights of any other Person, nor, to the Knowledge of the Company, is infringed upon or misappropriated by any other Person or its property, and (2) none of the Company or any of its Subsidiaries has received during the past eighteen (18) months any written claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Intellectual Property owned by the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, infringes upon, misappropriates or otherwise violates the Intellectual Property Rights of any third parties; (ii) to the Company’s Knowledge, there has been no unauthorized use by, unauthorized disclosure to or by or infringement, misappropriation or other violation of any of the Company-Owned Intellectual Property Rights by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of the Company or any of its Subsidiaries; and (iii) except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, (1) none of the Company-Owned Intellectual Property Rights is currently the subject of any suits, actions, or written claims or demands of any third party and no action or proceeding, whether judicial, administrative or otherwise, has been instituted and is pending or, to the Company’s Knowledge, threatened that challenges or affects the Intellectual Property Rights of the Company or any of its Subsidiaries in the same and, to the Company’s Knowledge, there is no such claim, demand, action or proceeding by a third party that is pending but unasserted against the Company or its Subsidiaries with respect to any of the Company-Owned Intellectual Property Rights, and (2) none of the Company or any of its Subsidiaries has received during the past three (3) years any formal written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Intellectual Property Rights.

                    (f)       (i) All registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property Rights owned by the Company and its Subsidiaries which is material to the Company and its Subsidiaries are in full force and effect and, to the Knowledge of the Company, valid; (ii) the Company and each of its Subsidiaries is in compliance with all material applicable government regulations regarding the manufacture, advertising, sale, import, and export of the Intellectual Property and products incorporating or made using the Intellectual Property; and (iii) there are no restrictions on the direct or indirect transfer of any license, or other contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Company Intellectual Property Rights, or any interest therein, held by and material to the Company and its Subsidiaries, except as may be contained in any such license, or other contract or agreement; and (iv) none of the Company or any of its Subsidiaries is in default (nor with the giving of notice or lapse of time or both, would be in default) under any material license, or any other material contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use the Company Intellectual Property Rights.

                    Section 4.17        Insider Interests.

          To the Company’s Knowledge, no officer or director of the Company or any of its Subsidiaries has any material interest in any material property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in the business of the Company or any of its Subsidiaries.

                    Section 4.18        Brokers.

          No broker, investment banker or financial advisor or other Person, other than Goldman Sachs & Co., the fees and expenses of which will be paid by the Company pursuant to the engagement letter dated September 21, 2005 (a true and correct copy of which has been made available to Purchaser), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

                    Section 4.19        Opinion of Financial Advisor.

          The Company has received the written opinion of Goldman Sachs & Co., dated as of July 1, 2007, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by the Company’s shareholders is fair, from a financial point of view, to such shareholders, a signed copy of which opinion will be made available to Purchaser promptly following its receipt.

                    Section 4.20        Board and Audit Committee Approval.

                    (a)      The Board of Directors has: (1) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (2) approved this Agreement, the Merger and the other Transactions, and (3) subject to the provisions of this Agreement, determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other Transactions (the “Recommendation”).

                    (b)      The audit committee of the Board of Directors has approved this Agreement and the Merger and the other Transactions, prior to the approval of the Board of Directors.

                    Section 4.21        Inapplicability of Certain Statutes.

          Other than as set forth in the Companies Law, the Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

                    Section 4.22        Grants, Incentives and Subsidies.

          The Company has made available to Purchaser copies of all documents evidencing all material pending and outstanding grants, incentives, exemptions and subsidies from the government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, “Grants”) and of all related material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto for the period after January 1, 2002. The Company and the applicable Subsidiary is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby.

                    Section 4.23        Encryption and Other Restricted Technology.

          The Company’s and its Subsidiaries’ business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export, requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

                    Section 4.24        Effect of Transaction.

                    (a)      Except as set forth in Section 4.24(a) of the Company Disclosure Schedules, the execution of this Agreement and the consummation of the Transactions in and of themselves will not (i) constitute an event under any Company Employee Plan, Employment Agreement, trust, loan or other agreement or arrangement that will or might result in any parachute payments (as defined in subsection (b) below) or any material payment (whether of severance pay, “gross-up”, or indemnity or similar material payments), or any material acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or (ii) result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

                    (b)      No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any Employee will be characterized as a “parachute payment”, within the meaning of Section 280G(b)(2) of the Code.

                    Section 4.25        No Other Representations or Warranties.

          Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

          Purchaser and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the date hereof that, except as set forth in the disclosure schedule (the “Purchaser Disclosure Schedule”) delivered by Purchaser to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

                    Section 5.1          Organization, Good Standing and Qualification.

          Each of Purchaser and Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Neither Purchaser nor Merger Sub are in violation of any provision of its respective organizational documents.

                    Section 5.2          Purchaser and Merger Sub.

          All of the issued and outstanding shares of Merger Sub are owned by a wholly owned Subsidiary of Purchaser. Section 5.2 of the Purchaser Disclosure Schedule sets forth the capitalization of Purchaser, including the record beneficial holders of the equity securities of Purchaser. Each of Purchaser and Merger Sub were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and neither Purchaser nor Merger Sub, nor any of their respective Subsidiaries, has conducted any business prior to the date hereof and neither has any, and prior to the Effective Time neither will have any, assets, liabilities or obligations of any nature other than those immaterial assets, liabilities or obligations incident to its formation and pursuant to this Agreement and the Merger and the other Transactions (except that Merger Sub shall have no such assets, liabilities or obligations with respect to any financing transactions to be entered into in connection with the Merger and the other Transactions).

                    Section 5.3          Corporate Authority.

          Each of Purchaser and Merger Sub has requisite corporate power and authority and has taken the corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and is a valid and binding agreement of Purchaser and Merger Sub, enforceable (assuming the due execution, delivery and performance of this Agreement by the Company) against each of Purchaser and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the Merger and the other Transactions contemplated hereby, including the Financing, have been duly and validly authorized by the necessary corporate action of Purchaser and Merger Sub.

                    Section 5.4          Merger Sub Board Approval.

          The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

                    Section 5.5          Share Ownership.

          As of the date of this Agreement, neither Purchaser, Merger Sub nor any Person referred to in Section 320(c) of the Companies Law with respect to Purchaser or Merger Sub owns any Company Shares.

                    Section 5.6          Governmental Filings; No Violations; Etc.

                    (a)      Other than with respect to procedures under the Companies Law and the necessary filings and clearance, if any, under applicable Antitrust Requirements, no notices, reports or other filings are required to be made by Purchaser or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser or Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by Purchaser and Merger Sub and the consummation of the Merger and the other Transactions or in connection with the continuing operation of the business of Purchaser following the Effective Time.

                    (b)      The execution, delivery and performance of this Agreement by Purchaser and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, (i) constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation or by laws or comparable organizational documents of Purchaser and Merger Sub, (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligation or the creation of any Encumbrance on any of the assets of Purchaser or Merger Sub pursuant to, any material Contracts binding upon Purchaser or Merger Sub, or (c) any material change in the rights or obligations of any party under any Contract binding on Purchaser or Merger Sub, (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to Purchaser, Merger Sub or any of their respective Affiliates or any of their properties or assets, except in each case, for such breaches, violations, defaults or changes that would not have a material adverse effect on Purchaser or Merger Sub’s ability to timely consummate the Merger and the Transactions.

                    Section 5.7          Brokers and Finders.

          No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or Merger Sub or any of their respective Affiliates.

                    Section 5.8          Available Funds.

                    (a)      Section 5.8(a) of Purchaser Disclosure Schedule attaches copies of the executed commitment letters from Credit Suisse and Credit Suisse Securities (USA) LLC (collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the respective lender parties thereto have committed to lend the respective amounts set forth therein to the borrowers set forth therein Purchaser for the purpose of funding the Transactions (the “Debt Financing”). Section 5.8(a) of Purchaser Disclosure Schedule attaches copies of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitments”) from the Investors named therein pursuant to which, and subject to the terms and conditions thereof, such Investors have committed to the Purchaser to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

                    (b)      The Financing Commitments have been executed in the forms so disclosed and have not been amended or modified in any respect or supplemented, other than as previously disclosed to the Company. There are no other agreements, side letters or arrangements relating to the Financing Commitments, other than as previously disclosed to the Company. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or Merger Sub under any term or condition of the Financing Commitments, and, assuming the satisfaction of all conditions to closing under this Agreement, neither Purchaser nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Purchaser and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or prior to the date hereof. The aggregate proceeds from the Financing constitute all of the financing required to be provided by Purchaser for the consummation by the Purchaser and the Merger Sub of the Transactions contemplated hereby, and are sufficient for the satisfaction of all of Purchaser’s and Merger Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses of the Merger required to be paid by Purchaser or Merger Sub. The Financing Commitments set forth all of the conditions precedent to the obligations of the parties thereunder to make the Financing, to the extent contemplated to be provided at or prior to the consummation by the Purchaser and Merger Sub of the Transactions contemplated hereby, available to borrowers thereunder on the terms therein.

                    Section 5.9          Interest in Competitors.

                    (a)      Neither Purchaser nor Merger Sub, nor any of their respective affiliates insofar as such affiliate-owned interests would be attributed to Purchaser or Merger Sub under any Antitrust Requirements, owns any interest(s) in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business. Section 5.9 of the Purchaser Disclosure Schedule lists, as of the date of this Agreement, with respect to the funds of which Affiliates of Purchaser or Investors serve as general partner and investment adviser, all portfolio company investees in which such funds own more than a five percent stake.

                    (b)      Neither Purchaser nor Merger Sub nor any of their controlling shareholders, directly of indirectly, (i) owns any shares in or controls any Subsidiary incorporated under the laws of the State of Israel or otherwise registered to do business in the State of Israel, (ii) owns a factory or any other business, or maintains an office or a branch, or retains an agent, representative, distributor, or importer or operates through any other entity, or has the ability to direct the activities of any entity, in the State of Israel and (iii) since January 1, 2005, generated any revenues in the State of Israel or conducted sales or provided services in the State of Israel.

                    Section 5.10        Acknowledgement of Disclaimer of Other Representations and Warranties.

          Purchaser and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic data room maintained by the Company through IntraLinks for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME AND ADDITIONAL AGREEMENTS

                    Section 6.1          Conduct of Business by the Company.

          Except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements, in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a), as set forth in Section 6.1 of the Company Disclosure Schedule or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) preserve intact their current business organizations (except that any of its wholly-owned Subsidiaries may be merged with or into, or be consolidated with any of its other wholly-owned Subsidiaries or may be liquidated into the Company or any of its Subsidiaries), (ii) keep available the services of their current officers and key employees who are integral to the operation of their businesses as presently conducted and (iii) preserve their relationships with those Persons having business relations with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such specific provision of Section 6.2.

                    Section 6.2          Specific Activities.

          Without limiting the generality of Section 6.1, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except as otherwise expressly contemplated by this Agreement, as set forth in Section 6.2 of the Company Disclosure Schedule, in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a), as required by applicable Legal Requirements, or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

                    (a)      cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

                    (b)      (i) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) adopt a plan of complete or partial liquidation or a resolution providing for or authorizing such liquidation, (iii) split, combine or reclassify any of its capital stock or (vi) repurchase, redeem or otherwise acquire any shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted shares upon forfeiture thereof;

                    (c)      Except for transactions among the Company and its wholly-owned Subsidiaries or the Company’s wholly-owned Subsidiaries, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock or any other security or interest therein other than the issuance of restricted shares pursuant to a Company Employee Plan which has been properly approved by the Company prior to the date of this Agreement or the issuance of Company Shares upon the exercise of Company Share Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Share Options;

                    (d)      acquire or agree to acquire any material assets (including securities) or merge or consolidate, with any Person or engage in any similar transaction or make any loans, advances or capital contributions to, or investments in, any other Person outside of the ordinary course of business consistent with past practice other than any amounts reflected in the Company’s budget for 2007 provided to Purchaser or permitted by Section 6.2(i) below;

                    (e)      sell, lease, license, pledge, encumber or otherwise dispose of any of its material assets or any interest therein, other than in the ordinary course, or adopt a plan of merger, consolidation, restructuring or other reorganization;

                    (f)      incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business pursuant to credit agreements or facilities in existence on the date hereof;

                    (g)      make or rescind any material Tax election, or agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings, or Tax sharing arrangement or agreement (except as provided herein);

                    (h)      amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any material Tax accounting method (except as required by applicable Law) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

                    (i)      make or agree to make any capital expenditures in excess of the amount contemplated by the Company’s 2007 budget other than capital expenditures that do not exceed $1,000,000 in the aggregate;

                    (j)      pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or to propose to pay, discharge, settle or satisfy such claims, liabilities or obligations, in each case outside of the ordinary course of business that (i) involves non-monetary relief that would materially restrict the operations of the Company or (ii) requires the payment of amounts after the Closing in excess of $1,000,000 in the aggregate;

                    (k)       (i) modify or amend in any material respect any credit agreement or facility or (ii) modify or amend in any material respect or terminate any other material Contract outside of the ordinary course of business;

                    (l)      except (1) as required pursuant to existing written agreements in effect on the date hereof, Company Employee Plans in effect as of the date hereof, or written agreements for newly hired employees or extensions of employment agreements (on substantially similar terms as in effect on the date hereof), all in the ordinary course of business consistent with past practice, (2) as otherwise required by Law, or (3) as provided pursuant to existing Employment Agreement or other Contracts in effect on the date hereof, (i) increase the compensation or benefits of any director, officer or employee, except for, in the cases on non-officer employees, increases in the ordinary course that are consistent with past practice (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year), (ii) adopt or amend in any material respect any Company Employee Plan (any such amendment being required to comply in all respects with the other provisions of this Section 6.2), (iii) enter into or amend or modify any employment, consulting, severance, termination or similar agreement with any director, officer or employee, (iv) accelerate the payment of compensation or benefits to any director, officer or employee, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan or compensation agreement or arrangements, or (vi) take any action that could give rise to severance benefits payable to any officer, director, or employee of the Company or any of its Subsidiaries as a result of the consummation of the Merger or the other Transactions;

                    (m)      make any material change in accounting methods, principles or practices, except (i) as required by GAAP, Regulation S-X of the Exchange Act or as required by any Governmental Authority or the Financial Accounting Standards Board (or similar organization), or (ii) as required by change in applicable Legal Requirements;

                    (n)      enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and wholly-owned Subsidiaries or Affiliates of the Company controlled by the Company;

                    (o)      transfer or license to any Person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other Person or entity to Company Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future patent right, in each case other than non-exclusive licenses the granting of which are advisable in connection with or to the sale or distribution of any product by the Company or any of its Subsidiaries, in each case in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any Subsidiary of the Company: (i) license on an exclusive basis (other than supply and distribution agreements in the ordinary course of business consistent with past practice) or sell any Company Intellectual Property Rights which are material to the Company or any of its Subsidiaries; or (ii) enter into any agreement limiting in any material respect the right of the Surviving Corporation or any of its Subsidiaries to engage in any line of business or to compete with any Person;

                    (p)      enter into any material Contract or series of related Contracts that (i) are not in the ordinary course of business, and (ii) pursuant to which the Company or any Subsidiary undertakes to assume any liability or undertaking in excess of $1,000,000 in the aggregate (except as expressly permitted under other provisions of this Agreement); or

                    (q)      authorize any of, or commit or agree to take any of, the foregoing actions.

                    Section 6.3          No Control of Other Party’s Business.

          Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Effective Time, each of Purchaser and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

                    Section 6.4          Confidentiality; Access to Information; Cooperation on Financing.

                    (a)      Except as required by applicable Legal Requirements, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford Purchaser and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, “Representatives”), with reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel (including management team) and records so that Purchaser and Merger Sub may obtain all information concerning the business as it may reasonably request; provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Purchaser and Merger Sub:

(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state or Israeli securities laws; and

                    (ii)             all other information concerning its business, properties and personnel as Purchaser may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (A) breach any agreement with any third party, or (B) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by the Company.

                    (b)      Any information obtained by any Person pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement. Without limiting the generality of the foregoing, Purchaser, Merger Sub and the Company shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to consummation of the Merger and the other Transactions. No review or information obtained pursuant to this Section 6.4 shall limit Purchaser’s or Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

                    (c)      Purchaser acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives shall not have any responsibility for, or incur any liability to, any Person under, any financing that Purchaser may raise in connection with the Transactions contemplated hereby or any cooperation provided pursuant to this Section 6.4 and that Purchaser and Merger Sub shall indemnify and hold harmless the Company and its Affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them under Section 6.4(e).

                    (d)      Each of Purchaser and Merger Sub shall use, and shall cause their Affiliates to use, reasonable best efforts to (i) obtain the Financing on the terms and conditions described in the Financing Commitments (or terms no less favorable to Purchaser or the Company), and (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (or terms no less favorable to Purchaser or the Company), which agreements shall be in effect no event later than the Closing. In the event that the Purchaser or the Merger Sub become aware that any portion of the Financing has become unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) Purchaser shall notify promptly the Company and (B) Purchaser and Merger Sub shall use their reasonable best efforts to arrange to obtain any such unavailable portion from alternative sources, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 6.4(d) being referred to as the “Financing Agreements”). Purchaser and Merger Sub shall, shall cause their Affiliates to, and shall use their reasonable best efforts to cause their Representatives to, satisfy on a timely basis the conditions, of the Financing Commitments, any alternative financing commitments, and the Financing Agreements. Purchaser shall (x) furnish executed copies of the Financing Agreements promptly upon their execution, and (y) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).

                    (e)      Subject to Section 6.4(c), the Company shall and shall cause its Subsidiaries to, at Purchaser’s sole expense, reasonably cooperate in connection with the arrangement of the Financing as may be reasonably requested by Purchaser (provided that such requested cooperation is not prohibited by applicable Legal Requirements and does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the reasonable request of Purchaser, subject to Sections 6.4(a) and 6.4(b), (i) using reasonable best efforts to provide to the lenders specified in the Financing Commitments financial and other information in the Company’s possession with respect to the Merger, (ii) making the Company’s senior officers available to reasonably assist the lenders specified in the Financing Commitments, (iii) assisting with the preparation of materials for prospective lenders, rating agencies and similar documents and presentations, and (iv) and otherwise reasonably cooperating in connection with the consummation of the Financing; provided, in any event, that the Company’s and its Representatives’ cooperation shall be limited to providing such information and such cooperation relating to the Company or its Subsidiaries on a stand-alone basis without giving effect to the Merger or Purchaser’s post-Closing plans or any post-Closing projections. Purchaser shall promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 6.4(e). Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof).

                    Section 6.5          No Solicitation.

                    (a)      During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York time) on the date that is 30 days after the date of this Agreement (the “Solicitation Period End Date”), the Company, its Subsidiaries, and their respective Representatives shall have the right to, directly or indirectly (i) solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal and (ii) participate in discussions or negotiations regarding, and furnish to any Person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may lead to, an Acquisition Proposal; provided, however, that the Company shall not, and shall not authorize or permit any of its Subsidiaries or any Representative of the Company or its Subsidiaries to, provide to any Person any material non-public information unless the Company receives from such third party an executed confidentiality agreement with confidentiality provisions (including customary standstill and non-solicitation provisions for such a transaction) in form no more favorable, in the aggregate, to such Person than those confidentiality provisions contained in the Confidentiality Agreement, provided that the Company shall promptly provide to Purchaser any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access but which was not previously provided to Purchaser and its Representatives. Purchaser agrees that, during the period from the date hereof to and including the tenth (10th) Business Day after the Solicitation Period End Date, neither it nor any Affiliate or Subsidiary of Purchaser shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, knowingly interfere with or knowingly participate in discussions with, any Person that has made, or is considering or participating in discussions or negotiations with the Company, its Subsidiaries or their respective Representatives regarding, an Acquisition Proposal.

                    (b)      Subject to the provisions of this Section 6.5, and except as it may relate to any Person or group of related Persons from whom the Company has received, prior to the Solicitation Period End Date, a bona fide Acquisition Proposal that the Board of Directors determines in good faith (such determination to be made on or prior to the Solicitation Period End Date), after consultation with its outside legal counsel and independent financial advisor, constitutes or could reasonably be expected to result in a Superior Proposal, including adequate sources of financing (each such Person or group, an “Excluded Party”; provided, however, that any such Person or group shall cease to be an Excluded Party at such time after the Solicitation Period End Date as negotiations between the Company and such Person or group with respect to Acquisition Proposal(s) made by such Person or group shall have terminated), (A) on the Solicitation Period End Date, the Company shall, and shall cause its Subsidiaries to, and shall direct its and their respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal and (B) during the period beginning on the Solicitation Period End Date and continuing until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall direct its and their respective Representatives not to, directly or indirectly, (i) solicit, participate in, initiate, knowingly facilitate or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (including by way of making any public announcement of its intention to do any of the foregoing), (ii) participate in any discussions or negotiations (including by way of furnishing information) regarding any Acquisition Proposal, or (iii) enter into any agreement (or agreement in principle) with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.5(c)). No later than two (2) Business Days after the Solicitation Period End Date, the Company shall notify Purchaser in writing of the identity of each Excluded Party and shall promptly provide to Purchaser a copy of any Acquisition Proposal made in writing provided to the Company or any of its Subsidiaries prior to the Solicitation Period End Date and a written summary of the material terms of any such Acquisition Proposal not made in writing.

                    (c)      Notwithstanding the limitations set forth in Section 6.5(b), at any time from the Solicitation Period End Date and continuing until the earlier of the receipt of the Company Shareholder Approval and the termination of this Agreement pursuant to Article VIII, if the Company or any of its Representatives receives an unsolicited written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, (i) constitutes a Superior Proposal or (ii) could reasonably be expected to result in a Superior Proposal, then the Company may take the following actions: (x) furnish non-public information to the Person making such Acquisition Proposal (if, and only if, prior to so furnishing such information, the Company receives from the Person an executed confidentiality agreement with confidentiality provisions (including customary standstill and non-solicitation provisions for such a transaction) in form no more favorable in the aggregate to such Person than those confidentiality provisions contained in the Confidentiality Agreement) and (y) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal.

                    (d)      The Company shall promptly (and in any event no later than 48 hours) notify Purchaser in the event that the Company, its Subsidiaries or Representatives receives (i) any Acquisition Proposal or (ii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, including during the period from the date of this Agreement to the Solicitation Period End Date. The Company shall notify Purchaser promptly (and in any event no later than 48 hours) of the identity of such Person and provide a copy of such Acquisition Proposal, inquiry or request (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modifications thereto or to any Acquisition Proposal made by an Excluded Party. The Company shall keep Purchaser reasonably informed on a current basis (and in any event no later than 48 hours) after the occurrence of any material changes or developments of the status of any Acquisition Proposal, inquiry or request (including the material terms and conditions thereof and of any material modification thereto). Without limiting the foregoing, the Company shall promptly (within 48 hours) notify Purchaser orally or in writing if it determines to begin providing or making available information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(c). The Company agrees that it will not enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing any such information to Purchaser. Notwithstanding the foregoing, during the period from the date of this Agreement to the Solicitation Period End Date, the Company shall not be required to disclose the identity of the Person making an Acquisition Proposal nor shall the Company be required to keep Purchaser informed as to the status of any discussions or negotiations with such Person unless there has been a material modification to the financial terms of the Acquisition Proposal or in the event the Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that such Acquisition Proposal (i) constitutes a Superior Proposal or (ii) could reasonably be expected to result in a Superior Proposal in which case the Company shall promptly (within 48 hours) notify Purchaser orally or in writing of such facts.

                    (e)      Other than in accordance with this Section 6.5, the Board of Directors shall not (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Board of Directors of the Merger or this Agreement or the other Transactions contemplated hereby; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (each of the foregoing, a “Change of Recommendation”); or (iv) authorize the Company to enter into any letter of intent, merger, acquisition, or similar agreement with respect to any Acquisition Proposal other than any confidentiality agreement to be entered into by the Company as contemplated by this Section 6.5 (each a “Company Acquisition Agreement:”); provided, however, that, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, the Board of Directors may, at any time prior to obtaining the Company Shareholder Approval, make either (x) a Change of Recommendation and/or (y) terminate this Agreement in accordance with Section 8.1(c) to enter into a Company Acquisition Agreement with respect to such Superior Proposal (a “Superior Termination”); provided further, that, the Board of Directors may not effect such Change of Recommendation or a Superior Termination, in each case in connection with a Superior Proposal, unless both of the following conditions have been met:

                    (i)               the Company shall have provided prior written notice to Purchaser, at least five (5) Business Days in advance (or three (3) Business Days if such written notice is provided on or prior to the Solicitation Period End Date) (as applicable, the “Notice Period”), of its intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice shall in addition specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the Person or group of Persons making the Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed acquisition agreement and other material documents related thereto (provided that no information need be provided regarding the terms, structure or other financial information regarding any debt financing commitments) with the party making such Superior Proposal (all such addition specified information being deemed the “Superior Proposal Information”); and

                    (ii)               prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

                    (f)       In the event that during the Notice Period any revisions are made to the Superior Proposal to which the final proviso of Section 6.5(e) applies and the Board of Directors or any committee thereof in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new written notice to Purchaser and Merger Sub and to comply with the requirements of such proviso with respect to such new written notice, except that the Notice Period shall be reduced to three (3) Business Days (or two (2) Business Days if the first Notice Period under Section 6.5(e) initially commences on or prior to the Solicitation Period End Date). Notwithstanding anything to the contrary in this Agreement, no “stop-look-and-listen” communication to the Company’s shareholders of the nature contemplated by Rule 14d-9 of the Exchange Act shall be deemed to constitute a Change of Recommendation.

                    (g)       Nothing in this Agreement shall prohibit or restrict the Board of Directors from making a Change of Recommendation to the extent that the Board of Directors determines in good faith, for reasons not related to the receipt of an Acquisition Proposal, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Legal Requirements.

                    (h)       For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Shares involved is 20% or more; in each case, other than the Transactions. As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisor, to be more favorable from a financial point of view to the holders of Company Shares than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement proposed by Purchaser to the Company in writing in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “65%”.

                    (i)              Nothing contained in this Section 6.5 shall prohibit the Company from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934, (ii) making any disclosure to its shareholders if the Board of Directors has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Legal Requirements, or (iii) complying with its disclosure obligations under Israeli Law or the rules and regulations of Nasdaq, provided that the foregoing shall not, in itself, constitute a Change of Recommendation;.

                    Section 6.6          Merger Proposal.

          Each of the Company and, if applicable, Merger Sub, shall, take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.6 accordingly):

                    (a)      As promptly as reasonably practicable after the execution and delivery of this Agreement:

                    (i)              each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in form attached hereto as Exhibit C (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

                    (ii)             the Company shall call a general meeting of the shareholders of the Company, it being understood that the sole shareholder of Merger Sub has approved the Merger contemporaneously with the execution of this Agreement; and

                    (iii)            within three (3) days from the date that each of the foregoing general meetings of shareholders have been convened as aforesaid, the Company and Merger Sub shall jointly deliver the applicable Merger Proposal to the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

                    (b)       Promptly after the Company and Merger Sub shall have complied with the provisions of Section 6.6(a) above and with subsections (i) and (ii) of this Section 6.6(b), but in any event no later than three (3) business days (as defined in the Companies Law) following the date on which such notice was sent to the creditors, each of the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, Merger Sub, shall:

                    (i)              publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in the United States, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

                    (ii)             within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above; and

                    (iii)            send to the Company “employees committee” (“Va’ad Ovdim”) or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal has been submitted to the Companies Registrar.

                    Section 6.7          Shareholders Approval.

                    (a)      The Company Shareholders’ Meeting. The Company will take, in accordance with applicable Law and its Articles of Association, all action necessary to convene a meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable, but in no event prior to August 27, 2007, to consider and vote for the approval of this Agreement, the Merger and the other Transactions. Subject to Section 6.5, the Board of Directors shall recommend such approval subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of the Company. The Company Shareholders’ Meeting shall be held as promptly as reasonably practicable after the date hereof. The Company shall call, notice, convene, hold and conduct the Company Shareholders’ Meeting in compliance with applicable Legal Requirements including the Companies Law, the Articles of Association of the Company and the rules of Nasdaq. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The quorum required for the shareholders’ meeting is at least two (2) shareholders, present in person or by proxy, holding at least one-third (33.3%) of the issued and outstanding share capital of the Company. The Company may adjourn or postpone the Company Shareholders’ Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders in advance of a vote on this Agreement, and the Merger and the other Transactions; or (ii) if, as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the notice for the Company Shareholders’ Meeting), the number of Company Shares present at the Company Shareholders’ Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of the Company Shareholders’ Meeting. The Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.7 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, except in the event that the Company decides to terminate this Agreement pursuant to Section 8.1(c). In the event that Purchaser or any of its Affiliates casts any votes in respect of the Merger, Purchaser shall disclose to the Company its interest in such shares so voted.

                    (b)      Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies. The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, Merger Sub shall request, following coordination with Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as Merger Sub shall advise the Companies Registrar, which date shall be not later than the second Business Day immediately following the Closing. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as soon as possible after the Closing shall have taken place, but not before the Closing shall have taken place.

                    (c)      Covenants of Purchaser with Respect to Information Statement. None of the information with respect to Purchaser or its Affiliates to be included in any information statement sent to the Company’s shareholders will, at the time of the mailing or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                    Section 6.8          Filings; Other Actions; Notification.

                    (a)      Subject to the terms and conditions set forth in this Agreement, the Company and Purchaser shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities, or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and other Transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by Purchaser and/or its Affiliates of an undertaking in customary form in favor of the OCS to comply with the applicable Law (if required).

                    (b)      Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Purchaser shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by Purchaser or the Company, as the case may be, or any of their Subsidiaries from any third party and/or any Governmental Authority with respect to such Transactions. Each of the Company and Purchaser shall give prompt notice to the other of any failure to the other Party’s conditions to effect the Merger. Neither the Company nor Purchaser shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the other Transactions unless it consults with the other Party in advance and shall, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate thereat.

                    (c)      In connection with this Section 6.8 and Section 6.10 of this Agreement, neither the Company nor any of its Affiliates shall be required to pay or commit to pay any material amounts or incur any material liability unless directed to do so by Purchaser (in which case, such amounts or liabilities shall be the responsibility of Purchaser upon termination of this Agreement). Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

                    Section 6.9          Publicity.

          Each of the Company and Purchaser undertakes to consult with each other prior to issuing any immediate reports or press releases or otherwise making public announcements with respect to the Merger and the other Transactions, except as may be required by Law or by any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority; provided, however, that the name “Ashmore” or any references thereto shall not, unless required by applicable Law or by any listing agreement with, or rules, of any national securities exchange or by the request of any Governmental Authority, be used in any respect, without the prior consent of Purchaser. Each of Purchaser and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Purchaser or the Company in accordance with this Section 6.9.

                    Section 6.10        Approvals.

                    (a)      Legal Proceedings.

          Each of the Company and Purchaser shall:

                    (i)              give the other Parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Authority with respect to the Merger and keep the other Parties informed as to the status of any such legal proceeding; and

                    (ii)             promptly inform the other Parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the Investment Center, the Israeli Securities Authority, the Israeli Tax Authority, the Companies Registrar or any other Israeli Governmental Authority regarding the Merger or any of the other Transactions. The Company and Purchaser will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Authority or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Restrictive Trade Law or any other Israeli fair trade law, the Company and Purchaser will each permit authorized Representatives of the other Party to be present at each such meeting or conference relating to any such legal proceeding and to have reasonable access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Authority in connection with any such legal proceeding.

                    (b)      Israeli Tax Ruling.

          As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority applications for:

                    (i)              a ruling which will be in form and substance to Purchaser’s reasonable satisfaction, providing, among other things: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance), that Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including, without limitation, the Merger Consideration, or clarifying that no such obligation exists; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance), clearly instructing Purchaser, in the absence of an exemption from Tax withholding to be provided by any such holder prior to the Closing Date, the way such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”). In the event that the Israeli Withholding Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to promptly apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authority, a “Withholding Tax Extension”); and

                    (ii)            a ruling which will be in form and substance to Purchaser’s reasonable satisfaction, providing, among other things, that the treatment of Company 102 Securities contemplated by Section 3.3, prior to the lapse of the minimum trust period required by Section 102 of the Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Ordinance, provided that the applicable Option Cash Payment and Restricted Company Share Cash Payment paid to holders of said Company 102 Securities is deposited for the duration of the 102 Trust Period with the 102 Trustee (the “Israeli Options Tax Ruling”).

          Each of the Company and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling.

                    Section 6.11          Directors’ and Officers’ Insurance; Indemnification Agreements.

                    (a)      From and after the Effective Time, Purchaser shall cause the Company and the Surviving Corporation to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed on Section 6.11 of the Company Disclosure Schedule, with each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Purchaser, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

                    (b)      The Company may, at its request, require Purchaser to purchase at the Effective Time, a “tail” policy (the “Tail Policy”), which policy shall be exclusively “A side” coverage, from an insurer with a Standard & Poor’s rating of at least A, which (i) has an effective term of seven (7) years from the Effective Time, (ii) covers each Indemnitee and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement. If and to the extent such a policy has been purchased prior to the Effective Time, Purchaser shall, and shall cause the Surviving Corporation to, maintain such policy in effect and continue to honor the obligations thereunder.

                    (c)      The Indemnitees to whom this Section 6.11 applies shall be intended third party beneficiaries of this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. Purchaser shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.11.

                    (d)      This Section 6.11 shall be binding upon Purchaser and the Surviving Corporation and their respective successors and assigns. In the event that Purchaser or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.11. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Purchaser may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Purchaser shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium.

                    Section 6.12        Merger Sub Obligations.

          Purchaser shall cause Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Purchaser shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder.

                    Section 6.13        Leases with the Israeli Land Administration.

          The Company shall use its reasonable best efforts to:

                    (a)      obtain all permits, approvals and authorization from any third party or Governmental Authority (including, without limitations, the local municipality and the Israeli Land Administration) that are required in order to qualify the actual current use of each Real Estate Asset (as defined below) by the Company as lawful and permitted;

                    (b)      pay all Taxes including, without limitations, appreciation Tax and permit fees (“hetel hashbacha” and “dmey heter””) required in order to qualify the actual current use of each Real Estate Asset by the Company as lawful and permitted; and

                    (c)      obtain all approvals and permits (including, without limitations, all Tax approvals) required in order to lawfully register the rights in all Real Estate Assets in the name of the Company in the records of the Israeli Land Administration and/or the Israeli Land Registration Chamber.

          The Company shall promptly inform Purchaser of any claim or legal proceeding commenced against it or any of its officers or directors in connection with the Real Estate Assets. At the reasonable request of Purchaser, the Company shall take any commercially reasonable action required to remove any material Encumbrances from the Real Estate Assets and the rights pertaining thereto for the benefit of any Person other than the Company and its Subsidiaries. As used herein the term “Real Estate Assets” shall mean those material real estate assets owned and/or purchased and/or leased by the Company from the Israeli Land Administration (or is entitled to be registered as such with the Israeli Land Administration) set forth on Section 6.13 of the Company Disclosure Schedule.

                    Section 6.14        Employee Matters.

                    (a)      During the one-year period commencing on the Closing Date, Purchaser shall provide or shall cause the Surviving Corporation to provide to continuing employees of the Company and any of its Subsidiaries (“Company Employees”) compensation and benefits (other than equity based compensation plans) that are, in the aggregate, to any such employee, no less favorable than the compensation and benefits being provided to Company Employees immediately prior to the Effective Time under the Company Employee Plans (excluding any stay bonuses, change of control or severance payments made in connection with or as a result of the transactions contemplated by this Agreement).

                    (b)      Without limiting Section 6.14(a), Purchaser shall cause the Surviving Corporation to honor, fulfill and discharge, the Company’s and its Subsidiaries’ obligations under any Company Employee Plan and all existing collective agreements and arrangements.

                    (c)      For purposes of eligibility under the Employee Benefit Plans of Purchaser, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Employee Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Employee Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

                    (d)      Following the Effective Time, Purchaser shall cause the Surviving Corporation and its Subsidiaries to honor the collective bargaining agreements identified in Section 6.14(d) of the Company Disclosure Schedule.

                    Section 6.15        Conduct of Business by Purchaser.

          Purchaser and Merger Sub covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, each of Purchaser and Merger Sub:

                    (a)      shall not, and shall not permit any of their respective Subsidiaries to, except as provided on Section 6.15 of the Purchaser Disclosure Schedule, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or Encumbrance of, (i) any shares of the capital stock or other ownership interest in Purchaser or Merger Sub or any such Subsidiaries or (ii) any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other ownership interests in Purchaser or Merger Sub or any such Subsidiaries; and

                    (b)      shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other Transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

                    Section 7.1          Conditions to Each Party’s Obligation to Effect the Merger.

          The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

                    (a) Shareholders Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

                    (b) Governmental Consents. The Governmental Consents listed on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or the applicable waiting periods shall have expired or been terminated.

                    (c) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

                    (d) Certificate of Merger. The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.

                    (e) Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

                    Section 7.2          Conditions to Obligations of the Company to Effect the Merger.

          The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

                    (a) (i) The representations and warranties of Purchaser and Merger Sub contained in Section 5.2 and 5.5 shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (ii) the remaining representations and warranties of Purchaser and Merger Sub set forth herein shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except, in the case of (ii), for such failures to be true and correct as would not prevent consummation of the Merger or the performance of Purchaser’s and Merger Sub’s obligations hereunder. The Company shall have received a certificate signed on behalf of Purchaser by the chief executive officer of Purchaser to such effect.

                    (b) Purchaser and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

                    Section 7.3          Conditions to Obligations of Purchaser and Merger Sub to effect the Merger.

          The obligation of Purchaser and Merger Sub to Effect the Merger is further subject to satisfaction or waiver of the following conditions:

                    (a)      The representations and warranties of the Company contained in (i) Section 4.3 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (ii) Section 4.6(b) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, (iii) Section 4.2 shall be true and correct as of the Closing Date in all but de minimis respects (which for purposes of this Agreement shall mean an untruth, breach or violation of such representation with respect to the fully diluted share capital of the Company which would result in an increase in the Aggregate Merger Consideration of U.S. $3,000,000 or less in the aggregate) as if made on and as of the Closing Date (except to the extent such representation or warranty is expressly made as of a specific earlier date, in which case as of such date), and (iv) the remaining representations and warranties of the Company set forth herein shall be true and correct as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of a specific earlier date, in which case as of such date) except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect. Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

                    (b)      The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

                    (c)      Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

ARTICLE VIII

TERMINATION

                    Section 8.1          Termination.

          This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the requisite approval of the shareholders of the Company and Merger Sub:

                    (a)      by mutual written consent of Purchaser and the Company;

                    (b)      by either Purchaser or the Company if:

                    (i)          (i) the Merger shall not have been consummated by November 30, 2007 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused to the failure to consummate the Merger on or before such date; provided that, if, as of the End Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the conditions set forth in Section 7.1(b), (c), (d) or (e), then the Company or Purchaser may extend the End Date to January 31, 2008;

                    (ii)             if the Company Shareholders’ Meeting shall have been duly held and the votes cast at such meeting (including any adjournment or postponement thereof) shall be insufficient to constitute the Company Shareholder Approval;

                    (iii)            any Restraint having any of the effects set forth in Section 7.1(e) shall be in effect and shall have become final and non-appealable, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement; or

                    (iv)            if the other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement that (i) would give rise to the failure of a condition set forth in Article VII and (ii) cannot be or has not been cured within 30 calendar days after receipt of written notice thereof from the other Party; provided that the Party seeking termination shall not be in material breach of its obligations under this Agreement;

                    (c)      by the Company, in accordance with Section 6.5(e), provided that it has complied in all material respects with the provisions of Section 6.5 and that, to the extent required by Section 8.3, it has simultaneously paid Purchaser the Break-Up Fee or the Excluded Party Break-Up Fee, as applicable,

                    (d)      by Purchaser, in each case if Purchaser is not in material breach of its obligations under this Agreement, if:

                    (i)               the Board of Directors or any committee thereof shall have effected a Change of Recommendation, or failed to include its recommendation of this Agreement and the Merger in the information statement to be sent to the Company’s shareholders pursuant to Section 6.7, or otherwise willfully and materially breaches the provisions of Section 6.5 or 6.7; or

                    (ii)             a tender or exchange offer relating to all of the Company Shares shall have been commenced by a Person unaffiliated with Purchaser, and the Company shall not have sent to its shareholders pursuant to Rule 14d-9 or 14e-2 promulgated under the Exchange Act or Section 329 of the Companies Law, within ten Business Days after such tender or exchange offer is first commenced and published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or

                    (e)      by the Company, if the conditions set forth in Section 7.1 and Section 7.3 of this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at Closing) and Purchaser has failed to consummate the Merger no later than five (5) Business Days after the Company’s delivery of notice of such satisfaction to Purchaser.

                    Section 8.2          Notice of Termination; Effect of Termination.

          Any termination of this Agreement under Section 8.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. If this Agreement is terminated by either the Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and shall have no further effect, without any liability or obligation on the part of Purchaser or the Company, except (i) for claims for damages to the extent that such termination results from the willful and material breach by a Party of any of its representations, warranties, covenants or agreements in this Agreement; provided, that in any event, the amount of damages to be paid by Purchaser for any such breach shall be limited to the amount of the Purchaser Liquidated Damages and the amount of damages to be paid by the Company and its Subsidiaries and Affiliates for any such breach shall be limited to the amount of the Break-Up Fee, and (ii) notwithstanding the foregoing, the Guarantee, the Confidentiality Agreement, Section 8.1, this Section 8.2, Section 8.3 and Article IX shall survive any termination of this Agreement in accordance with their respective terms.

                    Section 8.3          Fees and Expenses.

                    (a)      Expenses. Whether or not the Merger is consummated and except as otherwise provided in this Agreement, including without limitation Section 8.3(b), each Party shall bear its own expenses in connection with the Transactions.

                    (b)      Termination Fees. Notwithstanding any provision in this Agreement to the contrary if:

                    (i)              (A) prior to the termination of this Agreement, any Acquisition Proposal (for purposes of this subsection, substituting 50% for the 20% threshold set forth in the definition of Acquisition Proposal) or the bona fide intention of any Person to make an Acquisition Proposal is publicly proposed or publicly disclosed or otherwise made known to the Company prior to, and not withdrawn at or prior to the time of, the relevant termination (each, a “Qualifying Transaction”), (B) this Agreement is terminated by Purchaser or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) or by Purchaser pursuant to Section 8.1(b)(iv) and (C) concurrently with or within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to or consummates any Qualifying Transaction, then the Company shall, concurrently with the consummation of the Qualifying Transaction, pay to Purchaser a fee of $45.0 million in cash (the “Break-Up Fee”) (in any event net of any Purchaser Expense Reimbursement previously paid by the Company);

                    (ii)             this Agreement is terminated by the Company on or prior to the tenth Business Day following the Solicitation Period End Date pursuant to Section 8.1(c) in connection with a Superior Proposal made by an Excluded Party, the Company shall, concurrently with the consummation of such Superior Proposal, pay to Purchaser a fee of $22.5 million in cash (the “Excluded Party Break-Up Fee”); provided, however, that if the initial Notice Period begins on or prior to the tenth Business Day following the Solicitation Period End Date, such tenth Business Day shall be tolled until the end of all applicable Notice Periods with respect to that specific Excluded Party for which such written notice was delivered pursuant to Section 6.5(e)(i) and the Company shall be entitled to pay the Excluded Party Break-Up Fee rather than the Break-Up Fee as required by Section 8.3(b)(iii) below if the Agreement is terminated by the Company pursuant to Section 8.1(c) immediately following the end of all applicable Notice Periods as a result of the Superior Proposal made by such Excluded Party;

                    (iii)            this Agreement is terminated by the Company pursuant to Section 8.1(c) (A) in connection with a Superior Proposal made by a Person other than an Excluded Party, or (B) except as provided in Section 8.3(b)(ii) above, on or after the eleventh Business Day following the Solicitation Period End Date in connection with a Superior Proposal made by an Excluded Party, the Company shall, concurrently with the consummation of such Superior Proposal, pay to Purchaser the Break-Up Fee;

                    (iv)            this Agreement is terminated by Purchaser pursuant to Section 8.1(d)(i) (unless the Company terminated this Agreement pursuant to Section 8.1(c) in connection with such Change of Recommendation) or Section 8.1(d)(ii), the Company shall pay to Purchaser, within two (2) days of such termination, the Break-Up Fee.

(c) If:

                    (i)               (A) prior to the termination of this Agreement, an Acquisition Proposal (for purposes of this subsection, substituting 50% for the 20% threshold set forth in the definition of Acquisition Proposal) or the bona fide intention of any Person to make an Acquisition Proposal is publicly proposed or publicly disclosed or otherwise made known to the Company prior to, and not withdrawn at or prior to the time of the Company General Meeting, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Purchaser pursuant to Section 8.1(b)(i);

(ii) Purchaser or the Company shall terminate this Agreement pursuant to Section 8.1(b)(ii); or

(iii) Purchaser shall terminate this agreement pursuant to Section 8.1(b)(iv);

                              then, in any such event, under clause (i), (ii) or (iii) of this Section 8.3(c), the Company shall pay to Purchaser or its designees, as promptly as possible (but in no event later than two (2) Business Days following termination) following the delivery by Purchaser of an invoice therefor, all reasonable and documented out-of-pocket fees and expenses incurred by Purchaser and Merger Sub in connection with the transactions contemplated by this Agreement, including the Financing (the “Purchaser Expense Reimbursement”), provided that the Company shall not be required to pay more than an aggregate Purchaser Expense Reimbursement pursuant to this Section 8.3(c) of (i) $6.0 million in the case of Section 8.3(c)(ii), (ii) $9.0 million in the case of Section 8.3(c)(i) and (iii) $12.5 million in the case of Section 8.3(c)(iii).

                    (d)      The Excluded Party Break-Up Fee, the Break-Up Fee and the Purchaser Expense Reimbursement, as applicable, shall be paid in each case by wire transfer of same day funds as directed by Purchaser reasonably in advance and, once paid, the Excluded Party Break-Up Fee, the Break-Up Fee and the Purchaser Expense Reimbursement (in the case where the Excluded Party Break-Up Fee or the Break-Up Fee is not otherwise payable) shall be the sole and exclusive remedy available to Purchaser and Merger Sub following termination of this Agreement. Upon payment of the Excluded Party Break-Up Fee or the Break-Up Fee and/or the Purchaser Expense Reimbursement (in the case where the Excluded Party Break-Up Fee or the Break-Up Fee is not otherwise payable), as applicable, the Company shall have no further liability with respect to this Agreement or the Transactions contemplated hereby to Purchaser, Merger Sub, their shareholders, Affiliates or otherwise. Notwithstanding any provision in this Agreement to the contrary, in no event shall the Company be required to (i) pay both the Excluded Party Break-Up Fee and the Break-Up Fee, (ii) pay either such fee on more than one occasion, or (iii) pay aggregate Purchase Expense Reimbursements in excess of the highest applicable cap set forth in Section 8.3(c). Any such payments shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

                    (e)      Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated pursuant to Section 8.1(e), then in such event Purchaser shall pay to the Company a fee of $45.0 million in cash (the “Purchaser Liquidated Damages”), such payment to be made concurrently with termination of this Agreement by wire transfer of same day funds as directed by the Company reasonably in advance, it being understood that in no event shall Purchaser be required to pay the Purchaser Liquidated Damages referred to in this Section 8.3(e) on more than one occasion and the Purchaser Liquidated Damages, once paid, shall be the sole and exclusive remedy available to the Company pursuant to this Agreement (except to the extent provided in Section 8.2). Upon Payment of the Purchaser Liquidated Damages, Purchaser and Merger Sub shall have no further liability with respect to this Agreement or the Transactions to the Company, its shareholders, affiliates or otherwise (except to the extent provided in Section 8.2). Any such payment shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

                    (f)      Each of the Company and Purchaser acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions. In the event that the Company shall fail to pay the Excluded Party Break-Up Fee, the Break-Up Fee or the Purchaser Expense Reimbursement when due or Purchaser shall fail to pay the Purchaser Liquidated Damages when due, the Company or Purchaser, as the case may be, shall reimburse the other Party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3. Each of the Parties acknowledges that the Excluded Party Break-Up Fee, the Break-Up Fee, the Purchaser Expense Reimbursement and Purchaser Liquidated Damages, as applicable, are, under the circumstances of this Agreement, reasonable compensation for damages that the relevant Party expects to suffer in the circumstances in which such fees are payable.

ARTICLE IX

MISCELLANEOUS

                    Section 9.1          Amendment.

          This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement; provided, however, that, after approval of the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                    Section 9.2          Governing Law and Venue.

          THIS AGREEMENT SHALL BE SOLELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ISRAEL, WITHOUT GIVING EFFECT TO ANY OTHER CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF ISRAEL OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF ISRAEL. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating this Agreement or the Transactions in any court other than the court located in Tel Aviv-Jaffa. Each Party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

                    Section 9.3          Extension; Waiver.

          At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                    Section 9.4          Notices.

          All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via fax or electronic email to the Parties at the following addresses, email addresses or fax numbers (or at such other address, email address or fax numbers as shall be specified by like notice):

(a) If to the Purchaser or Merger Sub, to:

Epsilon 1 Ltd.
3 Daniel Frisch Street
Tel-Aviv, 64731
Israel
c/o Yossi Avraham, Arad & Co.
Fax No.: 972-3-969-3804
Email address: yossi@yaa-law.com
Attention: Yossi Avraham

With a copy (which shall not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Fax No: 212-878-8375
Email address: Karl.Roessner@CliffordChance.com
David.Brinton@CliffordChance.com
Attention: Karl A. Roessner, Esq.
G. David Brinton, Esq.

With a copy (which shall not constitute notice) to:

Meitar, Liquornik, Geva & Lesham Brandwein
16 Abba Hillel Silver Road
Ramat Gan, 52506
Israel
Fax No.: 972-3-610-3111
Email address: dan@meitar.com
Attention: Dan Geva

(b) If to the Company, to:

ECI Telecom Ltd.
30 Hasivim Street
Petach Tikva 49517, Israel Fax No: 972-3-926-6070
Email address: marc.borenstein@ecitele.com
Attention: General Counsel

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Fax No: 212-735-2000
Email address: dfox@skadden.com
dwolf@skadden.com
Attention: David Fox, Esq.
Daniel Wolf, Esq.

With a copy (which shall not constitute notice) to:

Goldfarb, Levy, Eran, Meiri & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Fax No: 972-3-6089909
Email address: yudi.levy@goldfarb.com
adam.klein@goldfarb.com
Attention: Yehuda M. Levy, Adv.
Adam M. Klein, Adv.

                    Section 9.5          Interpretation.

          When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

                    Section 9.6          Counterparts.

          This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by fax or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood and agreed that all Parties need not sign the same counterpart.

                    Section 9.7          Entire Agreement; Third-Party Beneficiaries.

          This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Equity Commitment Letters, the Guarantees, the Company Disclosure Schedule and the Purchaser Disclosure Schedule:

                    (a)      constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and

                    (b)      except for (1) the rights of the Company’s shareholders and holders of Restricted Company Shares to receive the Merger Consideration at the Effective Time, (2) the right of the holders of Company Share Options to receive the Option Cash Payment at the Effective Time, (3) subject to Article VIII hereof, the right of the Company, on behalf of its shareholders and holders of Company Share Options, to collect the Aggregate Merger Consideration (or any portion thereof) and/or pursue damages in the event of Purchaser’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Purchaser and Merger Sub, and (4) the provisions of Section 6.11 hereof, this Agreement is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

                    Section 9.8          Severability.

          If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

                    Section 9.9          Other Remedies; Specific Performance.

          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled (without any requirement to post a bond or other security) to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

                    Section 9.10          Assignment.

          Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

                    Section 9.11          Non- Survival of Representations, Warranties and Agreements.

          Except as set forth in Section 8.2, the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this Section 9.11 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.11.

          IN WITNESS WHEREOF, Purchaser, Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

EPSILON 1 LTD.

By:	/s/ Ady Marom

Name: Ady Marom
Title: Director

EPSILON 3 LTD.

By:	/s/ Ady Marom

Name: Ady Marom
Title: Director

ECI TELECOM LTD.

By:	/s/ Rafi Maor

Name: Rafi Maor
Title: President and Chief Executive Officer